United States Securities and Exchange Commission

Washington, D.C. 20549

Form 11-K

(Mark One)

[X]	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2011

or

[ ]	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from _____ to _____

Commission file number 001-11001

Frontier Communications 401(k) Savings Plan

(Full title of the Plan)

Frontier Communications Corporation
3 High Ridge Park
P.O. Box 3801
Stamford, CT 06905

(Name of issuer of the securities held
pursuant to the Plan and the address
of its principal executive offices)

FRONTIER COMMUNICATIONS 401(k) SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2011 and 2010

(With Report of Independent Registered Public Accounting Firm)

FRONTIER COMMUNICATIONS 401(k) SAVINGS PLAN

Table of Contents

Page
Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2011

Notes to Financial Statements

Supplemental Schedules: *

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2011

Signature

Consent of Independent Registered Public Accounting Firm

1 2 3 4-12 13 14 15

* Schedules required by Section 2520.103-10 of the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator
of the Frontier Communications 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Frontier Communications 401(k) Savings Plan (the "Plan") as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010 and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Insero & Company CPAs, P.C.
Certified Public Accountants

Insero & Company CPAs, P.C.
Certified Public Accountants
Rochester, New York
June 26, 2012

FRONTIER COMMUNICATIONS 401(k) SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

	2011	2010
Assets:
Interest in Frontier Communications 401(k) Plans
Master Trust, at fair value	$898,931,273	$433,538,404
Receivables:
Notes receivable from participants	41,465,645	16,499,025
Employer contributions	381,317	387,747
Total receivables	41,846,962	16,886,772

Net assets available for benefits, at fair value	940,778,235	450,425,176
Adjustment from fair value to contract value for
interest in a collective trust relating to fully benefit-
responsive investment contracts	(3,304,616)	(847,916)

Net assets available for benefits	$937,473,619	$449,577,260

See accompanying notes to financial statements.

FRONTIER COMMUNICATIONS 401(k) SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2011

2011
Additions to net assets attributed to:
Interest on notes receivable from participants	$770,942

Contributions:
Participant	23,214,105
Employer	6,105,586
Rollovers	25,958,454
Total contributions	55,278,145
Transfers from other qualified plans	477,226,232
Total additions	533,275,319
Deductions from net assets attributed to:
Investment loss from Plan's interest in Frontier
Communications 401(k) Plans Master Trust	(16,285,382)
Benefits paid to participants	(28,993,054)
Administrative expenses	(100,524)
Total deductions	(45,378,960)

Net increase in net assets available for benefits	487,896,359
Net assets available for benefits:
Beginning of year	449,577,260
End of year	$937,473,619

See accompanying notes to financial statements.

FRONTIER COMMUNICATIONS 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(1)	Description of the Plan

General

The following brief description of the Frontier Communications 401(k) Savings Plan (the "Plan") provides general and limited information.  Participants should refer to the Plan document for a more comprehensive description of the Plan's provisions. Copies of the Plan document are available from the Plan sponsor.

(a)	Background

The Plan is a defined contribution plan sponsored and managed by Frontier Communications Corporation ("Frontier" or the "Company"). Under the terms of the Plan, employees are eligible to participate in the Plan as of the first day of the month (the "entry date") immediately following the employee's completion of 30 days of service, provided that the employee is employed by a participating employer in an eligible class of employees. Leased employees, individuals not on the employer's payroll, per diem and casual workers, temporary employees, and scholarship students are ineligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

On July 1, 2010, Frontier acquired the defined assets and liabilities of the local exchange business and related landline activities of Verizon Communications Inc. ("Verizon") in Arizona, Idaho, Illinois, Indiana, Michigan, Nevada, North Carolina, Ohio, Oregon, South Carolina, Washington, West Virginia and Wisconsin and in portions of California bordering Arizona, Nevada and Oregon, including Internet access and long distance services and broadband video provided to designated customers in those territories.

Under the terms of the agreements between Verizon and Frontier, Frontier established three benefit plans for former Verizon employees who were transferred to Frontier that provide benefits that are identical in all material respects to the benefits received by them under the former Verizon Plans. Effective December 31, 2011, the Frontier Communications Corporate Services Inc. Management 401(k) Plan and the Frontier Communications Corporate Services Inc. Savings and Security Plan for West Region Hourly Employees were merged and assets of $477,226,232 were transferred into the Plan.

(b)	Contributions

Eligible employees may contribute, in 1% increments, up to 75% of their annual eligible compensation in elective pre-tax deferrals through payroll deductions, subject to certain maximum contribution restrictions. The maximum contribution allowed for deferral for U.S. federal income tax purposes in 2011 was $16,500.

In addition, eligible Company union employees covered by collective bargaining agreements may also elect to make after-tax contributions, in 1% increments of their annual eligible compensation, through payroll deductions up to 50% of the participant's eligible compensation reduced by the percentage of eligible compensation deferred through elective pre-tax deferrals.

All employees eligible to make contributions under the Plan and who have attained or will attain age 50 before the close of the Plan year shall be eligible to make catch-up contributions in accordance with, and subject to the limitations of, Section 414(v) of the Internal Revenue Code ("IRC").  The maximum allowable catch-up contribution for 2011 was $5,500. No matching contributions are made with respect to a participant's catch-up contributions.

FRONTIER COMMUNICATIONS 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

Effective January 1, 2011, the limit of the Company's match of 50% of each non-bargaining participant's contribution was increased from 6% to 8% of each participant's eligible compensation. Company contributions for participants covered by collective bargaining agreements are determined based on the terms of those agreements. The Company contributions for non-union and certain union participants are allocated to Plan investments following the same method of allocation as that for participant-directed investments.

For certain union employees covered by collective bargaining agreements, the Company may contribute Employer Fixed Contributions, Employer Matching Contributions, Discretionary Contributions and Special Transition-Year Contributions (each as defined by the Plan). Participants should refer to their respective bargaining agreements for all employer contribution requirements.

(c)	Participant Accounts

Each participant's account is credited with the participant's contributions and an allocation of (a) the Company's contribution and (b) investment earnings or losses and charged with withdrawals and an allocation of administrative expenses. Allocations are based on each participant's investment election(s). The benefit to which a participant is entitled is the amount that can be provided from the participant's vested account.

(d)	Vesting

Participants are vested immediately in their contributions plus the allocated earnings thereon.  Participants become 100% vested in the Company contributions and the related earnings on the Company contributions upon disability, death or attainment of normal retirement age while an employee.  Except as otherwise noted, for any other termination of employment, the vesting schedule for Company contributions and related earnings is as follows:

Vesting
Years of Service	Percentage

Less than 2 years	0%
2 years but less than 3 years	40%
3 years but less than 4 years	60%
4 years but less than 5 years	80%
5 years or more	100%

Employees that were previously part of the Frontier Communications Corporate Services Inc. Savings and Security Plan for West Region Hourly Employees that was merged into the Plan as of December 31, 2011 are fully vested after 3 years. Company union employees and certain other employees covered by collective bargaining agreements are immediately 100% vested in all contributions and allocated earnings thereon.

FRONTIER COMMUNICATIONS 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(e)	Notes Receivable from Participants

Participants in the Plan may request to borrow up to the lesser of 50% of their vested account balance or $50,000. The interest rate paid by the participant is equal to the prime interest rate in effect at the beginning of the month in which the loan is processed plus 1%, and remains fixed at that rate for the term of the loan. The maximum loan repayment period is five years, or currently up to fifteen years for the purchase of a primary residence.  Loan repayments are after tax, and are credited to each participant's account as the payments are made. A participant may repay a loan in full at any time by remitting his/her payment directly to the trustee of the Plan. Any distribution following a participant's termination of employment is reduced by any loan balance outstanding at the time of such distribution.

(f)	Payment of Benefits

Participants may keep any portion of their account in the Plan beyond the attainment of age 70 1/2.  Inactive participants, after age 70 1/2, must take the required minimum distribution of their balances on or before April 1st of the calendar year after they retire.

Upon termination of employment or permanent disability, a participant is entitled to receive payment in full of the vested portion of his/her account. If the value of the terminating participant's vested account balance does not exceed $1,000, the participant's balance will be distributed automatically at that time.

In-service withdrawals from a participant's vested account balance are also permitted under limited circumstances such as attaining age 59 1/2 or financial hardship.

(g)	Forfeitures

Forfeitures of nonvested Company contributions are applied first to the payment of Plan administrative expenses, to the extent not previously paid by the Company, with any excess being applied to reduce future contributions of the Company. As of December 31, 2011, forfeited nonvested Company contributions totaled $77,109. Forfeited nonvested Company contributions of $0 were used to fund Plan administrative expenses, and approximately $257,000 was used to partially fund the Company contributions for the year ended December 31, 2011.

(h)	Administrative Expenses

The administrative expenses of the Plan are paid by the Plan or by the Company.  The majority of Plan administrative expenses paid by participants relate to investment management fees which are deducted from participant account balances.

FRONTIER COMMUNICATIONS 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(i)        Dividends

Dividends attributable to the participant's interest in the Frontier Communications Corporation Common Stock Fund are reinvested in the Frontier Communications Corporation Common Stock Fund, unless the participant elects, in a manner approved by the Retirement Plan Committee, to receive dividends entirely in cash.  All cash dividends are received by the trustee, Fidelity Management Trust Company, and distributed to participants in cash no later than 90 days after the close of the Plan year.

(j)       Investments

Effective July 16, 2010, the Plan's investments are in a Master Trust, which was established for the investment of assets of the Plan and several other Frontier sponsored retirement plans. Each participating retirement plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by Fidelity Management Trust Company (the "Trustee") who is responsible for the control and disbursement of the funds and portfolios of the Plan. Investment fees are charged against the earnings of the funds and portfolios.

Interest, dividends and net appreciation (depreciation) in the fair value of investments are allocated to the Plan on a daily basis based upon the Plan's participation in the various investment funds and portfolios that comprise the Master Trust as a percentage of the total participation in such funds and portfolios.

The Verizon Common Stock Fund is closed to new contributions or exchanges.  However, any amounts invested in this fund will remain unless a participant changes their investment options.  A participant can exchange out of this investment into any of the other investment options under the Plan.

The Plan restricts a participant's ability to invest in Frontier Communications Corporation common stock if the value of the Company stock fund exceeds 15% of the total value of the participant's account. In addition, a participant is restricted from investing more than 15% of current contributions in the Company stock fund.

(k)	Registered Investment Company Fees

Investments in registered investment companies (mutual funds) are subject to sales charges and annual fees for marketing and distribution costs of the funds. These fees are deducted prior to the allocation of the investment earnings activity and thus not separately identifiable as an expense of the Plan.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

FRONTIER COMMUNICATIONS 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(b)	Use of Estimates

The preparation of the Plan's financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, and changes therein, and disclosures of contingent assets and liabilities. Actual results may differ from these estimates.

(c)	Investments

The Master Trust investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Master Trust. The Plan's interest in collective trusts are valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end. Common stock is valued at its quoted market price as of the end of the Plan year.  Money market funds are valued at the net asset value of the shares held at year end.  In addition, the Plan offers a brokerage option, BrokerageLink, whereby participants invest in publicly traded registered investment companies not offered directly by the Master Trust.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.  The net depreciation in fair value of investments consists of the net realized gains and losses on the disposal of investments during 2011 and the net unrealized appreciation/depreciation of the market value for the investments remaining in the Master Trust as of December 31, 2011.

(d)     Fully Benefit-Responsive Investment Contracts

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust. The Statements of Net Assets Available for Benefits present the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

(e)	Payment of Benefits

Benefits to participants are recorded when paid.

(f)       Notes Receivable from Participants

Notes receivable from participants are stated at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document.

(3)	Investment in Master Trust

The Plan's specific interest in the Master Trust is credited or charged for contributions, transfers and benefit payments relating to its participants.  Realized gains and losses and changes in net unrealized appreciation or depreciation on investments, income from investments and expenses are allocated to the Plan based on the Plan's specific interest in the net assets of the Master Trust.  At December 31, 2011 and 2010, the Plan's interest in the net assets of the Master Trust was approximately 92% and 45%, respectively.

FRONTIER COMMUNICATIONS 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

The following table presents the fair values of investments for the Master Trust as of December 31, 2011 and 2010:

	2011	2010
Frontier Common Stock	$28,277,885	$49,170,468
Verizon Common Stock	149,037,029	143,349,289
Registered Investment Companies	652,737,370	640,382,839
Collective Trusts	142,055,608	133,719,376
Money Market Funds	476,004	351,520
Investments, at fair value	972,583,896	966,973,492
Non-interest Bearing Accounts	-	23,088
Receivables	20,270	38,353
	$972,604,166	$967,034,933

Investment income (loss) of the Master Trust for the year ended December 31, 2011 is as follows:

Common stock	$(7,113,855)
Registered Investment Companies	(26,629,068)
Net depreciation in fair value of investments	(33,742,923)
Interest and dividends	28,615,513
$(5,127,410)

The only investment that represents 5% or more of net assets available for benefits as of December 31, 2011 and 2010 was the Plan's interest in the Master Trust.

Fair value is defined under U.S. GAAP as the exit price associated with the sale of an asset or transfer of a liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value under U.S. GAAP must maximize the use of observable inputs and minimize the use of unobservable inputs. In addition, U.S. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers of inputs to the valuation methodology include:

Level 1 - Quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access. The Master Trust investments with active markets include its investment in the common stock of Frontier Communications Corporation and Verizon Communications Inc., as well as its investments in registered investment companies and brokerage accounts which are reported at fair value utilizing Level 1 inputs. For these items, quoted current market prices, which represent the net asset value of shares held by the Master Trust, are readily available.

FRONTIER COMMUNICATIONS 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. The Plan has concluded that the investments in the collective trusts represent a Level 2 valuation as they are valued based on the value of the underlying investments as reported by the investment advisor using the audited financial statements of the collective trust at year-end.  In addition, the money market funds are considered Level 2 assets.

Level 3 - Unobservable inputs (i.e. projections, estimates, interpretations, etc.) that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables represent the Master Trust's fair value hierarchy for its financial assets measured at fair value on a recurring basis as of December 31, 2011 and 2010:

	Master Trust Fair Value Measurements at December 31, 2011
		Quoted	Significant
		Prices in Active	Other	Significant
		Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Frontier Communications Corporation common stock	$28,277,885	$28,277,885	$-	$-
Verizon Communications, Inc. common stock	149,037,029	149,037,029	-	-
Registered investment companies	652,737,370	652,737,370	-	-
Collective trusts	142,055,608	-	142,055,608	-
Money market funds	476,004	-	476,004	-
Total investments, at fair value	$972,583,896	$830,052,284	$142,531,612	$-

	Master Trust Fair Value Measurements at December 31, 2010
		Quoted	Significant
		Prices in Active	Other	Significant
		Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Frontier Communications Corporation common stock	$49,170,468	$49,170,468	$-	$-
Verizon Communications Inc. common stock	143,349,289	143,349,289	-	-
Registered investment companies	640,382,839	640,382,839	-	-
Collective trusts	133,719,376	-	133,719,376	-
Money market funds	351,520	-	351,520	-
Total investments, at fair value	$966,973,492	$832,902,596	$134,070,896	$-

FRONTIER COMMUNICATIONS 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(4)	Related Party Transactions

Certain investments in the Master Trust are in shares of registered investment companies and collective trusts that are managed by Fidelity Management Trust Company.  Fidelity Management Trust Company acts as the trustee as defined by the Plan and, therefore, transactions involving these assets qualify as party-in-interest transactions. Notes receivable from participants also qualify as party-in-interest transactions.

The Master Trust held common stock issued by the Company amounting to $28,277,885 and $49,170,468 as of December 31, 2011 and 2010, respectively.

(5) Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA, Collective Bargaining Agreements and the National Labor Relations Board. In the event of plan termination, participants will become 100% vested in their accounts.

(6)	Tax Status

The Plan received a favorable determination letter from the Internal Revenue Service dated March 25, 2009, indicating that it meets the requirements of Section 401(a) and 501(a) of the IRC and has qualified status as an employee retirement plan. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by a government authority.  The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

FRONTIER COMMUNICATIONS 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(7)	Risks and Uncertainties

The Plan offers a number of investment options including the Company's common stock and a variety of pooled investment funds, some of which are registered investment companies. The investment funds principally include U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with these investments, it is at least reasonably possible that changes in their values will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

The Master Trust's exposure to a concentration of issuer risk is limited by the diversification of investments across all participant-directed fund elections except for the Frontier Communications Corporation Common Stock Fund and Verizon Communications Inc. Common Stock Fund, which are invested in the security of a single issuer. Additionally, the investments within certain participant-directed fund elections may be further diversified into varied financial instruments.

(8)   Reconciliation of Financial Statements to Form 5500

The following is a reconciliation from the financial statements to the Form 5500 at December 31, 2011 and 2010:

	2011	2010

Net Assets Available for Benefits per the Financial Statements	$937,473,619	$449,577,260

Adjustment from contract value to fair value for interest in a collective trust relating to fully benefit-responsive
investment contracts	3,304,616	847,916

Net Assets Available for Benefits per the Form 5500	$940,778,235	$450,425,176

Net Increase in Net Assets Available for Benefits per the
Financial Statements	$487,896,359

Change in adjustment from contract value to fair value for
interest in a collective trust relating to fully benefit-responsive
investment contracts	2,456,700

Net Income per the Form 5500 (including the transfers
from other qualified plans)	$490,353,059

FRONTIER COMMUNICATIONS 401(k) SAVINGS PLAN

EIN #06-0619596 Plan #005
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2011

(a)	(b)	(c) and (d)	(e)
	Identity of Issuer	Description of Investment	Current Value

*	Participant loans	Maturing in 1 to 19 years,
		with interest rates ranging from 3.25% to 9.50%	$41,465,645

* Party-in-interest as defined by ERISA

FRONTIER COMMUNICATIONS 401(k) SAVINGS PLAN

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Frontier Communications 401(k) Savings Plan

By   /s/Susana D'Emic
                           Susana D'Emic

Senior Vice President and Controller
(On behalf of Frontier Communications Corporation as Plan Administrator)

June 27, 2012

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statements on Form S-8 (Nos. 333-91054 and 333-151246) of Frontier Communications Corporation of our report dated June 26, 2012, relating to the statements of net assets available for benefits of the Frontier Communications 401(k) Savings Plan as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011, which report appears in the Annual Report on Form 11-K.

/s/ Insero & Company CPAs, P.C.
Certified Public Accountants

Rochester, New York
June 26, 2012